Exhibit 99.1
TSX: MAI NEWS RELEASE NASD-OTCBB: MNEAF

Minera Andes Announces First Quarter 2011 Financial Results
and Restated Financial Results for 2010
(all figures in US dollars)

TORONTO, ON – June 6, 2011 - Minera Andes Inc. (the “Company” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to announce net income of $17.0 million ($0.06 per share basic and diluted) for the quarter ended March 31, 2011, an increase of $19.9 million compared to a net loss of $2.9 million ($0.01 per share loss basic and diluted), as restated, for the same period in 2010.  The increase is primarily attributable to the strong performance of the San José Mine where our 49% ownership interest is reflected in our Income from Investment in Minera Santa Cruz S.A. (“MSC”) which increased from $0.1 million in Q1 2010 to $11.7 million in Q1 2011.  Comparing Q1 2011 to Q1 2010, silver ounces sold at MSC increased from 739,000 ounces (“oz”) to 1,342,000 oz and gold ounces sold increased from 14,000 oz to 18,000 oz, reflecting increases of 82% and 29%, respectively.  MSC also benefitted from higher silver and gold prices:  the average weighted gross sale price for silver was $33.75 per oz in Q1 2011 compared to $16.86 per oz in Q1 2010, a 100% increase; the average weighted gross sale price for gold was $1,362 per oz for gold compared to $1,109 per oz, a 25% increase.

During the first quarter, we also recorded a $6.1 million non-cash gain with respect to fair value adjustments to our warrant liability in the current quarter compared to a $2.1 million non-cash loss in Q1 2010.

The Company also announces that it has recently been informed by MSC of a restatement to their 2010 financial results, as previously reported to us, to record a non-cash deferred tax provision and liability not previously recognized.  The restatement has the effect of decreasing our 2010 Income from Investment in MSC by $11.4 million, from $35.9 million to $24.5 million, with a corresponding reduction to our Investment in MSC balance at December 31, 2010.  This amount does not reflect income taxes currently payable to tax authorities but instead reflects the difference between the carrying value of MSC’s assets for accounting purposes compared to their value for tax purposes at relevant tax rates.  Accordingly, we have filed restated financial statements and revised management discussion and analysis of financial condition and results of operations for the year ended December 31, 2010.  Our financial statements and management’s discussion and analysis are available under the Company’s profile at www.sedar.com and www.sec.gov.

About Minera Andes
Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine in close proximity to Goldcorp’s Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of 0.73% Cu copper and an indicated resource of 2.2 billion pounds of 0.52% Cu copper; and, 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project in Santa Cruz Province. The Company had $31 million USD in cash and short-term investments as at March 31, 2011 with no bank debt. Rob McEwen, Chairman and CEO, owns 31% of the shares of the company.

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About Minera Santa Cruz
Minera Santa Cruz SA is a joint venture owned 51% by Hochschild Mining Argentina, a wholly owned subsidiary of Hochschild Mining plc, and 49% by Minera Andes S.A., a wholly owned subsidiary of the Company.  The joint venture owns and operates the San José property.

This news release has been submitted by Perry Ing, Chief Financial Officer of the Company. For further information, please contact Perry Ing or visit our Web site: www.minandes.com.

Perry Ing
Chief Financial Officer

99 George St. 3rd Floor
Toronto, Ontario, Canada. M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Reliability of Information:
MSC, the owner and operator of the San José mine, is responsible for and has supplied to the Company all reported results and operational updates from the San José mine. Minera Andes' joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this release. As the Company is not the operator of the San José mine, there can be no assurance that production information reported to the Company by MSC is accurate, the Company has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information

Technical Information

Technical information about the Los Azules Project in this news release was derived from the report entitled "Canadian National Instrument 43-101 Technical Report Updated Preliminary Assessment, Los Azules Project, San Juan Province, Argentina" with an effective date of December 1, 2010 (released December 16, 2010) prepared by Kathleen Altman, Ph.D., PE,, Robert Sim, P.Geo,. Bruce Davis, PhD, FAusIMM, Richard Jemielita, Ph.D., MIMMM, William Rose, PE, and Scott Elfen, PE (the "Los Azules Report"). Each of the Los Azules Report authors are independent of Minera Andes Inc. and Qualified Persons, each as defined by National Instrument 43-101 "Standards of Disclosure for Mineral Projects" ("NI 43-101"). The Los Azules Report is available under the Corporation's profile on SEDAR (www.sedar.com).

Mineral Resource Category	Tonnes (millions)	Copper %	Contained Copper (Billion lbs)	Gold grams/tonne	Silver grams/tonne
Indicated	137	0.73	2.2	0.07	1.7
Inferred	900	0.52	10.3	0.07	1.7

Cut-off grade of 0.35% Cu.

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information.  The forward-looking statements and information express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information.  The Company undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may

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be required by law.   See the Company's Annual Information Form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information.  All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

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